Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Applied Materials, Inc.:

We consent to the use of our reports dated December 17, 2014 with respect to the consolidated balance sheets of Applied Materials, Inc. and subsidiaries as of October 26, 2014 and October 27, 2013, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended October 26, 2014, and the effectiveness of internal control over financial reporting as of October 26, 2014, incorporated by reference in the registration statement on Form S-3 of Applied Materials, Inc. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Santa Clara, California

July 9, 2015